Exhibit 12.1

NELNET, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(Dollars in thousands)
Income before taxes and
minority interest	$283,945	234,415	46,289	75,841	13,125
Income from equity investments	(1,637)	(1,220)	(778)	(590)	(535)
Distributions from equity investments	625	970	–	–	–

Income before fixed charges	282,933	234,165	45,511	75,251	12,590
Plus: fixed charges	621,626	255,690	201,211	239,511	220,607

Earnings (as defined)	$904,559	489,855	246,722	314,762	233,197

Interest and amortization expense	$620,111	254,610	200,296	238,476	220,127
Rent expense (interest portion)	1,515	1,080	915	1,035	480

Total fixed charges	$621,626	255,690	201,211	239,511	220,607

"Earnings" divided by fixed charges	1.46	1.92	1.23	1.31	1.06